Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice, August 17, 2006

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ nº 33.256.439/0001- 39

MATERIAL NOTICE

Oxiteno closes new ethylene supply arrangement and accelerates its investments in production capacity expansion

São Paulo, August 17, 2006 - Ultrapar Participações S.A. (“Ultrapar” – BOVESPA: UGPA4 / NYSE: UGP), announces the signing of a “Memorandum of Understanding” between Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno”), Ultrapar’s subsidiary, and Braskem S.A. (“Braskem”), for a 265 thousand ton/year supply of ethylene.

The “Memorandum of Understanding” is effective immediately and alters the ethylene supply contract between Braskem and Oxiteno, ruling the ethylene supply conditions for the next 15 years.

The 265 thousand ton/year volume of ethylene represents an addition of 68 thousand ton/year to the previous contractual volume, and will be totally available from 2009 on. Oxiteno will already have access to an additional 13 thousand ton/year of ethylene in 2007 and 2008. The new agreement also establishes a minimum purchase commitment.

The new supply price agreed will be referenced exclusively on ethylene prices in the international market and on the volume effectively purchased by Oxiteno.

With this additional ethylene volume, Ultrapar plans to expand its ethylene oxide and specialty chemicals production capacity in Oxiteno’s plant located at Camaçari (BA), with investments estimated at US$ 90 million and start-up programmed to the first quarter 2009. This expansion shall produce additional revenues of approximately US$ 150 million/year when running at full capacity.

The investment in Camaçari plant is part of Oxiteno’s expansion plan, with investments of US$ 320 million from 2006 to 2009. This investment plan is already being implemented and includes the new fatty alcohol plant, the ethylene oxide production capacity expansion in Mauá plant and the specialty chemicals production capacity expansion, which had been previously announced by the company. When running at full capacity, these investments shall increase Oxiteno’s revenues by US$ 350 million.

Fabio Schvartsman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	August 17, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Material Notice, August 17, 2006)